2005/25

POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 /Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE

POLYMET APPOINTS DOUGLAS NEWBY AS CHIEF FINANCIAL OFFICER
PRODUCTION FINANCING FOR NORTHMET WILL BE MAJOR RESPONSIBILITY

Vancouver, British Columbia, November 22, 2005 - PolyMet Mining Corp. (TSX: POM; OTCBB: POMGF) (the “Company”) is pleased to announce that it has appointed Mr. Douglas Newby as Chief Financial Officer with effect from November 22, 2005. Mr. Newby has twenty-five years of experience in the evaluation and financing of mining properties around the world. His primary responsibilities with the Company will be to structure and arrange financing to place the Company’s NorthMet copper-nickel-precious metal project in northern Minnesota into production.

Mr. Newby is also President of Proteus Capital Corp., a corporate advisory business based in New York that is focused on the natural resource industry. Mr. Newby started his career with James Capel & Co. in London, where he was a top-ranked mining analyst. He subsequently worked with Morgan Grenfell & Co. in London and New York and S.G. Warburg & Co. in New York, before forming Proteus in the early 1990s.

Mr. Newby commented “I have followed the progress of PolyMet and the NorthMet project for several years, and have been actively involved since earlier this year. NorthMet is one of the world’s largest undeveloped non-ferrous metal deposits. Our plan is to continue fast-track development of this project, with production scheduled for early 2008. I am excited to be joining a first class management team and look forward to structuring construction financing to maximize shareholder value.” PolyMet's NorthMet Project near Babbitt in northern Minnesota is undergoing a final feasibility study, scheduled for completion in early 2006, and environmental review and permitting. Commercial production is scheduled for early 2008 and is expected to provide direct full-time employment for an estimated 400 people. The Company plans to produce copper, nickel, cobalt, and precious metals from the NorthMet Property.

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POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.